Filed pursuant to Rule 253(g)(2)

File No. 024-11475

OFFERING CIRCULAR SUPPLEMENT NO. 1 DATED SEPTEMBER, 9,2021

(TO THE OFFERING CIRCULAR DATED March 4, 2021 AND QUALIFIED ON September 7,2021)

CLICKSTREAM CORPORATION

(Exact name of registrant as specified in its charter)

Date: September 9, 2021

Nevada	7374	46-5582243
(State or Other Jurisdiction of Incorporation)	(Primary Standard Classification Code)	(IRS Employer Identification No.)

8549 Wilshire Blvd., Suite 2181
Beverly Hills, CA 90211
Telephone: (310) 205-0684

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

www.clickstream.technology

EXPLANATORY NOTE

This document (the “Supplement”) supplements and should be read in conjunction with the offering circular of Clickstream Corporation (the “Company,” “we,” “us,” or “our”) dated August 26,2021 and qualified by the Commission on September 7,2021 (“Offering Circular”).

The purpose of this Supplement is to disclose that we have determined to set the fixed offering price at $0.05 per share. We will have approximately 344,437,804 common shares issued and outstanding if we sell all of the shares we are offering at the offering price.

OFFERING CIRCULAR SUPPLEMENT DATED SEPTEMBER 9, 2021

UP TO A MAXIMUM OF 100,000,000 SHARES OF COMMON STOCK

	Price Per Share to Public	Underwriting discount and commissions	Proceeds to issuer
Common Stock	$0.05	NONE	Up to Maximum of $5,000,000